1 Creating a premier, global precious metal miner April 2017 Acquisition of Stillwater Mining Company

Disclaimer Additional Information and Where to Find It This presentation does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Sibanye Gold (“Sibanye”) has posted to its shareholders a JSE Limited (“JSE”) Category 1 circular and Stillwater Mining Company (“Stillwater”) has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents have been sent or otherwise disseminated to Sibanye’s shareholders and contain important information about the proposed transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRCULAR AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents have been sent or otherwise disseminated to Stillwater’s shareholders and contain important information about the proposed transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at www.stillwatermining.com. Participants in the Solicitation Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the proposed transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2015, which was filed with the SEC on March 21, 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2016, which was filed with the SEC on February 16, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement that Stillwater has filed with the SEC. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. Forward Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this presentation, for example, statements related to expected timings of the transactions (including completion), potential transaction benefits (including financial re-ratings), pricing expectations, levels of output, supply and demand, information related to the Blitz Project, and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements set out in this presentation involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye and Stillwater, that could cause Sibanye’s or Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; Sibanye’s ability to successfully integrate the acquired assets with its existing operations; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction; Sibanye’s ability to implement its strategy and any changes thereto; Sibanye’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this presentation. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. 2

More about Sibanye 3

Corporate overview A FTSE/JSE Top 40 and global, leading precious metals company 4 Shares in issue Shares in ADR form 929 004 342 204 569 488 (ADR ratio 1:4 ordinary share) Market cap R27 billion (US$2.0 billion) Listings JSE Limited share code: SGL New York Stock Exchange ADR programme share code: SBGL Net Debt at 31 December 2016 R6.29 billion (US$460 million) ND:EBITDA = 0.6x R4.5 billion available facilities Major Sibanye shareholders * Gold One Limited 19.96% Public Investment Corporation 8.66% Van Eck Associates Corporation 5.94% Black Rock Inc 3.83% Old Mutual 3.74% Contact details Libanon Business Park 1 Hospital Road (off Cedar Avenue), Westonaria, 1779 South Africa Neal Froneman CEO Tel: +27 11 278 9600 e-mail: neal.froneman@sibanyegold.co.za James Wellsted Investor Relations Tel: +27 11 278 9656 e-mail: james.wellsted@sibanyegold.co.za * Source: J.P.Morgan Cazenove, February 2017 Share information as at end February 2017 * Source: J.P.Morgan Cazenove, February 2017 Shareholder geographic distribution* 20% 26% 34% 2% 8% 6% 3% China South Africa USA Luxembourg United Kingdom Europe excl UK Others

Our vision SUPERIOR VALUE CREATION FOR ALL OUR STAKEHOLDERS Through mining our multi-commodity resources in a safe and healthy environment 5 Sibanye cares

Value creation focus 6 Continue to drive operational excellence on existing asset base A proven operating model Robust cash flow Strong balance sheet Investing in organic growth in the Gold Division Sustainable growth through value accretive transactions – PGM sector a logical step Aquarius acquisition (2016) Rustenburg acquisition (2016) Proposed Stillwater acquisition (2017) Leveraging operational excellence to drive cash flow from Gold-PGM platform

Focusing on operational excellence 7

Gold Division operational track record 8 Turnaround effected and maintained 500 750 1000 1250 1500 1750 500 1,000 1,500 2,000 2,500 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Production (koz) Gold Price ($/oz) AISC Annual g old production (koz) US$/ oz Gold Fields Sibanye

Generated record operating profits Safety improved after proactive intervention in August 2016 Gold Division: 50% improvement in FIFR and 27% improvement in SIFR Platinum Division safety strategy roll-out underway Record annual Group operating profit of R10.5 billion (US$717 million) Gold Division operating profit 60% higher to R10.2 billion (US$692 million) Platinum Division operating profit of R376 million (US$26 million)* Rustenburg Operations turnaround - operating profit of R74 million (US$5 million) for November and December 2016 Kroondal and Mimosa Operations maintain excellent operating performance 9 *Excludes R254million (US$17million) equity accounted operating profit from Mimosa

Paying industry leading dividends Final dividend of 60 cps - total for 2016 of 145 cps, a 5.1% yield Balance sheet remains robust - Net Debt: EBITDA of 0.6x at year end We have removed the dividend levy from our American Depository receipts (ADRs) trading on NYSE 10 Robust financial result Source: Factset and company filings. Share price data as of 20 February 2017 Note: 1. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange differences and financial instruments, non- recurring items and share of results of equity-accounted investees. 2. Analysis based on dividends declared in the last twelve months Current dividend yield (last twelve months dividends declared)2 5.1% 2.8% 2.6% 1.6% 1.1% 0.8% 0.8% 0.6% 0.6% 0.5% 0.4% 0.4% 0% 1% 2% 3% 4% 5% 6%

Solid results for the Gold Division 11 Record operating profit - 60% higher to R10.2 billion (US$692 million) AlSC of R450,152/kg (US$954/oz) - margin doubled to 23% Gold production stable year on year at 47,034kg (1.5Moz) infrastructure maintenance at Driefontein during H2 2016 closure of Cooke 4 after August 2016 R/tonne costs well contained increasing 4% y-o-y lowest SA underground operating cost producer at R1,941/tonne Profitability boosted by rand gold price 300 000 340 000 380 000 420 000 460 000 500 000 0 500 1 000 1 500 2 000 2 500 3 000 Mar-14 June-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec 16 R/kg Rm Gold Division operating profit and AISC Operating profit AISC

Lowest UG gold cost producer in SA Sibanye is the most cost effective miner at its SA underground gold mines 1. Source for Annual Peers’ information at 31 December 2016: Nedbank 12 2. Source: Company reports for twelve months ended 31 December 2016 1,068 986 980 954 800 900 1,000 1,100 Harmony AngloGold Gold Fields Sibanye US$/ oz AISC US$/ oz (Gold operations) 2 3,235 2,249 2,094 1,941 1,500 2,000 2,500 3,000 3,500 Anglo Gold Gold Fields Harmony Sibanye R/t R/tonne operating costs (SA underground) 1

Dynamic strategic delivery 13 Value accretive growth sustaining industry leading dividend Gold operations turned around Cooke & Wits Gold acquisitions- provide organic growth options Rustenburg & Aquarius acquisitions establish Sibanye as a leading PGM producer Proposed acquisition of Stillwater – potentially creating a globally competitive precious metals major Future mine to market PGM business in SA Further gold acquisitions

Precious metals strategy Many operational similarities with gold mining Long-term PGM supply and demand fundamentals remain robust Low PGM prices and escalating costs (labour, utilities) have put balance sheets under strain Opportunity to leverage Sibanye’s successful operating model and hard rock, tabular, labour intensive mining competency to realise further value Innovative approach to structuring transactions and projects The SA PGM sector offers a number of consolidation opportunities 14 Platinum a logical first step

PGM prices remain depressed and volatile Industry margins under pressure – unable to fund growth Source: INet 15 0.0 5,000.0 10,000.0 15,000.0 20,000.0 25,000.0 30,000.0 35,000.0 0 500 1,000 1,500 2,000 2,500 3,000 Jul-03 Dec-03 May-04 Oct-04 Mar-05 Aug-05 Jan-06 Jun-06 Nov-06 Apr-07 Sep-07 Feb-08 Jul-08 Dec-08 May-09 Oct-09 Mar-10 Aug-10 Jan-11 Jun-11 Nov-11 Apr-12 Sep-12 Feb-13 Jul-13 Dec-13 May-14 Oct-14 Mar-15 Aug-15 Jan-16 Jun-16 Nov-16 Rand/PGM oz US$/oz Average real monthly basket price: July 2003 - January 2017 US$/oz (4E) R/oz (4E) (rhs)

Our PGM view is constructive Despite a consensus conservative outlook, we believe the PGM market fundamentals remain robust over the long term, particularly for palladium. Industry-wide capex and production cuts already announced – SA supply likely to revert from 2020E onwards SA supply unlikely to return to pre-crisis levels – peaked at 5.3moz in 2007 Limited primary supply growth anticipated globally Historically significant secondary supply growth being eroded by prevailing commodity prices, particularly steel. A material near term secondary supply recovery is not anticipated. Auto sales volumes continue to rise even in diesel markets Deficit drawdowns should see a return to sustainable basket prices over the medium term Despite a weaker near term platinum outlook, above ground stocks are still expected to normalize by 2018 from current elevated levels. We remain fundamentally bullish, with palladium set for material deficits and platinum following suite post 2020E Despite diesel and EV concerns, we remain fundamentally bullish Sources include: WPIC, broker consensus estimates, company forecasts 16 0 200 400 600 800 1,000 1,200 -2,500 -2,000 -1,500 -1,000 -500 0 500 1,000 1,500 2,000 2,500 2007A 2012A 2017E 2022E Palladium: Net market balance (koz) vs Price Surplus / Deficit (koz) Ex-ETF market balance Pall Price (US $ / oz) (rhs) 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 -3,000 -2,500 -2,000 -1,500 -1,000 -500 0 500 1,000 1,500 2007A 2012A 2017E 2022E Platinum: Net market balance (koz) vs Price Surplus / (Deficit) Ex-ETF market balance Pt Price (US $ / oz) (rhs)

Diesel’s downfall and EV’s are being overhyped We believe that platinum’s fundamentals remain positive Global decline in diesel penetration rate and growth in EVs and hybrids factored in Diesel’s global market share to decline to 18% by 2020, from 19% European diesel to decline to a 30% penetration rate, versus 47% currently EV’s and hybrids to grow at a CAGR of 24% through to 2020 (c.7m units) Starting off a low base of 4m units in 2016 Global market share of c.7%, up from c.4% currently Growth in the overall global car park offsets these headwinds Light vehicles of 108m units in 2020, up from 93m units in 2016 (CAGR of 4%), driven largely by developing economies 19m diesel vehicle units, up from 17m currently, despite a likely decline in global diesel penetration rates and continued thrifting Gasoline expected to maintain a >75% market share through to 2020, underpinning our fundamental preference for palladium Absolute growth in the global car park supports PGM demand 17

Our autos outlook in four key graphs LPVs by region (m units) – dominated by developing markets Gasoline is expected to maintain its growth momentum, while diesel’s market share will decline Smaller engines to dominate and electrics to continue gaining traction leading to an anticipated decline in PGM loadings (g/t), with platinum leading the way We have factored in a move away from diesel in our outlook and remain positive 18 16% 17% 18% 19% 20% 21% 0 20 40 60 80 100 120 2010A 2013A 2016E 2019E Millions PEV+PHEV (Electric) Hybrid (Mild and Full) Gasoline Diesel Diesel market share (%, rhs) 0 20 40 60 80 100 120 2010A 2013A 2016E Asia-Pacific - developing European Union North America Asia-Pacific - developed South America East Europe Middle East & Africa 0 20 40 60 80 100 120 2010A 2013A 2016E Millions 1-1000cc 1001-1600cc 1601-2000cc 2001-3000cc 3001-4000cc 4001-9999cc Electric 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 2010A 2013A 2016E Pt Pall Rhod

Consolidation benefits Planning and ore body extraction optimised by breaking down farm boundaries Improved capacity utilisation and rationalisation of infrastructure Remove duplicated/unnecessary overhead structures and costs Rationalise replicated support services Optimise capital allocation Flexibility to close loss making production Enhance financial capacity Access to capital markets improved Cost of capital reduced Consolidation is logical and necessary 19

Expanding PGM platform at attractive point in cycle Source: HSBC research - size of bubble represents resource size Rustenburg transaction: structured to minimise risk Relatively low capital outlay upfront Downside protection until 2019 Future payments ring-fenced to assets – upside and downside risk sharing Aquarius transaction more commercial, but at favourable point in cycle Realisation of operational and cost synergies to unlock future value Historic South Africa PGM transactions Low cost, material PGM acquisitions 20 Implats: Avmin Two Rivers AngloPlat: Union BEE Implats: Marula AQP Bid for Booysendal Eastplats: Heibei Lonmin: Southern Platinum Bokoni: Amplats Northam BEE: Zambezi Lonmin: Afriore Northam: Booysendal Aquarius: Sibanye Sibanye: Rustenburg 0 2 4 6 8 10 12 14 16 18 20 0 100 200 300 400 500 600 700 (Deal Value: US$/Resource oz) (Deal Value US$ in Millions)

Operating synergies Removal of mine boundaries results in optimised mine plans and underground infrastructure Optimising plant utilisation and surface ore flow Direct cost savings at operations Best practice operational benchmarking Economies of scale benefits Operating and separate synergies targeted Driving value creation through realisation of regional and operating synergies 21 Shared services and central cost savings Bathopele/Kroondal shared services optimised Rustenburg and Kroondal training Regional, central and shared services Corporate overheads reduced Kroondal PSA Kroondal PSA Bathopele Turk # (undeveloped) Siphumelele Siphumelele 1# Siphumelele 3# (C&M) School of Mines Siphumelele 2# (C&M) Khuseleka 2# (C&M) Khomanani 1# (C&M) Rustenburg Operations Thembelani Thembelani 1# Khomanani 2# (C&M) Khuseleka 1# Thembelani 2# (C&M) Khomanani 1# (C&M) Care and maintenance Aquarius

Combined savings of R800m anticipated annually Extracting synergies is key to sustainability 22 Category Shortlist of key initiatives Combined value (Rm) Employee cost Senior employee and management configured to reflect the Sibanye operating model 200 Sourcing and stores management Deploying Sibanye’s procurement power across all suppliers and operations (Kroondal and Rustenburg) 26 Closure of corporate offices Rosebank, Centurion and Perth offices 69 Property/Housing Review of low and high density accommodation contracts for employees 114 Training Consolidate training footprint between Kroondal and Rustenburg 30 Central services synergies Consolidation of production support functions currently duplicated across Kroondal and Rustenburg 237 Other Yet to be specifically quantified – infrastructure consolidation, mining flexibility benefits and plant optimisation 124 Total 800 Kroondal: Baseline was 2016 Budget (July 2015 to June 2016) Rustenburg: Baseline was the PFS – re-based as a standalone company

Platinum Division integration 23 Took ownership of Aquarius on 12 April 2016 and the Rustenburg Operations on 1 November 2016 Positive production trend under Sibanye management Integration now progressed to building a cohesive Platinum Division Re-planned the Rustenburg Operations to achieve near term profitability through: development aligned to maintaining current production levels operational and cost efficiency improvements previously identified synergies Commenced with merger related S189 R400m worth of synergies by end 2017

A strong start 24 Good operational results Kroondal, Platinum Mile and Mimosa delivered record H2 production Turnaround of Rustenburg Operations Platinum Division generated operating profit in 2016 of R376 million¹ (US$26 million) Chrome contribution to revenue above expectation Wage negotiations strike All sections contributing to operating profit ¹ Excludes R254million (US$17million) equity accounted operating profit from Mimosa 2 Estimated Rustenburg historic 4E production based on Anglo American public disclosure of refined Pt production at Rustenburg operations ,0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 2012 - Q1 2012 - Q2 2012 - Q3 2012 - Q4 2013 - Q1 2013 - Q2 2013 - Q3 2013 - Q4 2014 - Q1 2014 - Q2 2014 - Q3 2014 - Q4 2015 - Q1 2015 - Q2 2015 - Q3 2015 - Q4 2016 - Q1 2016 - Q2 2016 - Q3 2016 - Q4 oz 4E Attributable 4E production (Calendar quarters) 2 Kroondal Mimosa Platinum Mile Rustenburg Wildcat strike

The Stillwater Transaction Creating a premier, global precious metal company 25

Transaction summary Consideration $18.00 per share in cash, or $2.2bn for all outstanding common stock of Stillwater 23% premium to prior day close; 20% premium to 20-day VWAP as of 8 December Financing: $2.7bn bridge financing from Citi and HSBC Conditions precedent for the Transaction Sibanye shareholder approval Majority of votes cast to approve the acquisition of Stillwater 75% of votes cast to approve the issuance of new shares for contemplated rights issue Stillwater shareholder approval (majority of votes outstanding) Customary South African and U.S. regulatory approvals1 No material adverse change Sibanye shareholder support Gold One and the PIC have indicated support for the Transaction in principle Deal protection Stillwater subject to non-solicitation covenants with customary “fiduciary out” exemptions A right in favour of Sibanye to match any superior proposal A termination fee of 0.75% of Stillwater equity value A reciprocal termination fee of 1.50% of Stillwater equity value to Stillwater Source: Factset as of 8 December 2016 Note: 1. US anti-trust condition with respect to HSR Act clearance has been satisfied as announced on 19 January 2017 while the South African Reserve Bank (“SARB”) approval has been received as announced on 21 February 2017. The Committee on Foreign Investment in the United States (“CFIUS”) filings have been submitted on schedule and we have been notified that feedback will be received by 14 April 2017 The Transaction has received strong initial Sibanye shareholder support 26

Strong transaction rationale Value accretive on a NAV basis and cash flow accretive as Blitz ramps up Positioning the Platinum Division further down the global cost curve, with potential for further cost reductions Improving access to lower-cost global financing Balancing the portfolio operationally and geographically with the addition of world class assets in an attractive mining jurisdiction Enhancing the investment case Source: Company filings Note: Production profile, SWM and EB held at current production and company guidance on Blitz used to extrapolate to full production in 2022 Stillwater Mine East Boulder Mine Blitz Project 27 0. 200,000. 400,000. 600,000. 800,000. 1,000,000. 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2E oz Stillwater Mined Production (2E oz)

World class assets in an attractive mining jurisdiction High grade (20g/t), palladium biased (78% palladium), long life (+25 years), low-cost (< $500/2E oz), mechanised operations Near term, organic and low-cost growth through the Blitz Project A mine-to-market PGM business Large PGM recycling business provides a steady margin and strategic insight into the market Positions Sibanye as a premier global gold and PGM mining company Cross section across Stillwater operations 28

Stillwater assets high-grade and long-life Source: Company filings. LoM as stated in company annual reports PGM Assets by Reserve Grade and LoM (based on published reserves) East Boulder Stillwater Mine Rustenburg Mimosa Blitz Kroondal Stillwater’s portfolio is long-life and significantly higher grade than other major players Other PGM Assets include: Amandelbult Section Bafokeng-Rasimone Bokoni Impala Marikana Modikwa Mogalakwena Pilanesberg Two Rivers Union Section Zimplats Zondereinde Blitz mine life expected to extend to 35+ years as further drilling expands current reserves Sibanye PGM mines Stillwater PGM mines 29 0 10 20 30 40 50 60 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 LoM years (as defined by reserves) Grade g/t 4E

NAV accretive

Sibanye

Broker target share price for Stillwater vs. Offer price


$18.00 Offer Price
$17.49 Average
17.20
16.00
21.00
18.00
19.25
14.00
17.00
Nedbank 23-Nov-16
JPM 07-Nov-16
FBR 02-Nov-16
BMO 28-Oct-16
BoAML 28-Oct-16
GS 28-Oct-16
RBC 28-Oct-16
Management NAVPS Estimate[1]
Target price ($/sh)
Offer price ($/sh)
Target price avg. ($/sh)

Source: Broker research, FactSet, Bloomberg
Note: 1. Includes growth projects and assumes sustained operational efficiencies

Sibanye diligence suggests NAV opportunity beyond the average broker target price

30

Cost reduction drivers; No exchange rate benefits Increased mechanisation Further infrastructure development Improved safety and productivity Staffing reorganization Supplier negotiations Sibanye recognised the turnaround at Stillwater early-on 31 Stillwater All-in Sustaining Costs (“AISC”)1 and realised prices c.21% AISC improvement Mid-to-high $500’s/oz Positive AISC margin Source: Company filings Note: 1. Non-GAAP financial measure, please refer to appendix for definition; 2 Q4 AISC includes $15 per PGM mined ounce spend on productivity enhancement projects (after Blitz ramp-up) Track record of continuous operating efficiency in-line with Sibanye’s culture of cost management 2 500 550 600 650 700 750 800 850 900 950 1,000 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Mid-term target US$/ oz AISC Realised basket price (Pt/Pd)

Moving Sibanye Platinum down the cost curve Source: Nedbank Research, Company filings; Note: Rustenburg operations has been split into Surface, Mechanised and Conventional Global 4E PGM Cash cost + Capex curve (CY16E - At spot) Pro-forma Moves Sibanye down the PGM cost curve Further benefits from realisation of synergies between Rustenburg and Kroondal Stillwater’s low-cost position expected to drive through-the-cycle cash flows 32

Building a premier global mining company 33 2016A Palladium Production (moz) 2016A 4E Production1 (moz) Source: Company filings Notes: Platinum, palladium, rhodium and gold (together referred to as 3E+Au or 4E). Stillwater data on a 2E basis Exclusive of Rustenburg Mine Includes PGM by-products only Rustenburg + Aquarius + Stillwater. Rustenburg, Kroondal, Platinum Mile and Mimosa as of FY16, per public disclosure Pro forma for Rustenburg and Aquarius acquisitions Excludes Gold Division 2016A Gold Production (moz) Includes Blitz at full ramp-up by 2021/22 (270-330koz 2E)7 By-product only By-product only By-product only Sibanye PGM Division Ranking Sibanye Gold Division Ranking 5, 6 5 Positioned globally as a top 5 PGM producer and top 10 gold producer 0.3 0.5 1.1 1.2 1.6 2.5 3.3 3.6 2.0 RBPlats Northam Sibanye (pre-transaction) Lonmin Sibanye (Pro Forma) ? Impala Norilsk ³ Amplats ² 0.1 0.1 0.3 0.3 0.9 0.8 1.3 2.6 1.0 RBPlats Northam Lonmin Sibanye (pre-transaction) Impala Sibanye (Pro Forma) ? Amplats ² Norilsk ³ 5.5 5.2 3.6 2.9 2.8 2.4 2.1 2.0 1.7 1.5 Barrick Newmont AngloGold Gold Corp Kinross Newcrest Gold Fields Polyus Agnico-Eagle Sibanye

Our quality profile secures growth and sustainability Expected Gold and PGM LoM production plan (next 20 years) Source: Company guidance ounces Gold Fields plan Complementary gold and PGM production profiles 34 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000 3,500,000 4,000,000 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 Sibanye, Gold Rustenburg + Aquarius, PGM Stillwater ex. Blitz, PGM Blitz first 5 years, PGM Blitz ramped up, PGM Gold Fields plan, Gold

Acquisition funding with equity raise Sibanye’s will have concluded c.$2.8bn of acquisitions (including Stillwater) in relation to its PGM strategy since 2015 – all cash funded Acquired Aquarius Platinum for $294m (2016) Acquired Rustenburg Operations for $326m (2016) Announced acquisition of Stillwater for $2.2bn (2017) Equity raised represents less than half of total capital committed to building a world class PGM business Sibanye intends to maintain prudent balance sheet to support its industry-leading dividend policy Important to maintain a credit rating which allows for efficient cost of funding and market access Transaction consideration funded by: $2.7bn bridge financing from Citi and HSBC to fund the transaction consideration and repayment of Stillwater debt Permanent financing structure: $0.3bn from existing Stillwater cash balance Capital market transaction post-closing A rights issue of between $0.75bn and $1.3bn New credit facilities and bonds Target long-term leverage below 1.0x EBITDA1 Balanced acquisition funding plan preserves future flexibility Note: 1. Non-GAAP financial measure, please refer to appendix for definition 35

Rights offering supports capital structure flexibility

Sibanye

Net Debt[1] / Last twelve months EBITDA[1]



PF Net Debt / 2017E EBITDA w/ $750m RO at YTD 2017 Average Spot Price and FX[4]
PF Net Debt / 2017E EBITDA w/ $1.3bn RO at YTD 2017 Average Spot Price and FX[4]
~2.9x
2.3x
2.1x
2.5x
~2.0x
1.8x
1.9x
1.6x
1.6x
1.5x
1.1x
<1.0x
0.9x
0.6x
0.5x
0.3x
NM
NM
Sibanye Pro Forma w/o Rights Offering 2
Yamana
Goldcorp
Sibanye Pro Forma with $750m Rights Offering 2
AngloGold
Newcrest
Gold Fields
Barrick
Newmont
Sibanye Long-Term Target
Kinross
Sibanye 3
Agnico-Eagle
Harmony
Acacia
Randgold

Source: Company filings, FactSet

Note: Yamana, Goldcorp, Barrick, Newmont, Kinross, Agnico-Eagle, Acacia and Randgold LTM as of 30 September 2016. AngloGold, Newcrest, Gold Fields, Sibanye and Harmony LTM as of 30 June 2016

1. Non-GAAP financial measure, please refer to appendix for definition
2. Pro forma 2016 net debt excludes Burnstone debt and cash as well as fees and expenses related to the Transaction. Sibanye EBITDA annualised for the year ended 30 June 2016 and Pro forma for full year Rustenburg contribution
3. Excludes Burnstone debt and cash, as per mid year 2016 results presentation
4. YTD average price based on January 1st to February 17th 2017, PF net debt as of year end 2016 excludes Burnstone debt and cash and pro forma for transaction. PF2017E EBITDA pro forma for full year transaction impact

Funding plan focused on reaching long-term net leverage targets of <1.0x

36

Relative value 37 Relative value

Peer group benchmarking 38 Significant rerating potential - 2 4 6 8 10 12 14 16 US$/oz EV/EBITDA (2016) - 10 20 30 40 50 60 70 80 x F2016 PE - 100 200 300 400 500 600 US$/oz EV/Reserve oz - 0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60 1.80 x P/NPV

Conclusion 39

Conclusion Delivering significant value through operational excellence and value accretive growth Delivery of industry leading dividend maintained Stable, cash generative Gold Division Integration of Platinum assets on track realisation of synergies to unlock significant value Stillwater transaction transformative - creating a premier, globally competitive precious metal company Additional low risk value enhancement through potential market rerating in line with market peers 40

Appendix 41

Portfolio of low cost assets with growth potential

Sibanye

Stillwater Mining Company

- Headquarters: Colorado, USA
- Employees: 1,432
- Trading: NYSE (SWC)
- 2016 Revenue: $711m
- 2016 Operating cash flow: $78m

Operating

- **Stillwater Mine (Montana, USA)**
  - 2016 2E PGM production: 327 koz
  - 2016 PGM cash cost[1]: $437/oz[2]
  - 2E PGM reserves: 10.5 moz @19.5 g/t
  - Est. mine life: 25+ years
- **East Boulder Mine (Montana, USA)**
  - 2016 2E PGM production: 218 koz
  - 2016 PGM cash cost[1]: $441/oz[2]
  - 2E PGM reserves: 10.7 moz @13.4 g/t
  - Est. mine life: 25+ years

Recycling

- **Smelter and base metals refinery**
- **Recycling facility** for:
  - Ceramic automotive catalysts
  - Petroleum catalysts
  - Industrial PGM catalysts
  - Other PGM-containing materials
- 2016 recycling volumes fed:
  - 668 koz (Pt, Pd, Rh)

Growth opportunities

- **Blitz Project**
  - Estimated first production: early 2018
  - Steady state production by 2021
  - 2E PGM production: 270-330 koz
  - Total capital: c. $250m
  - Remaining capital: c. $140m[3]
  - Est. mine life: 35+ years
- **East Boulder Project**
  - PFS ongoing for a 150-200 koz mine
  - Provides further regional optionality
- **Altar Project**
  - Copper-gold project in Argentina
- **Marathon Project**
  - PGM-copper project in Canada

Source: Company filings

Notes:

1. Non-GAAP, please refer to appendix for definition
2. Total cash costs per PGM mined ounce, net of by-product and recycling credits
3. $75-95m to be spent to 1st production ($112m spent to date as of FY2016)

A tier one PGM producer

42

Stillwater Mine 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater Mine Significant untapped resources along strike of orebody Geographic location Stillwater River Significant expansion opportunity with 45km orebody strike Source: Company filings 43

Metallurgical complex overview Geographic location Quarterly recycling volumes (PGM recycled ounces fed) 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Stillwater Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater River Recycling facility overview: expansion potential Smelter and base metal refinery located in Montana Processes mined and recycled materials Provides unique insight into secondary market Becoming fully integrated mine-to-market Includes processing & sampling facility with assay lab Expansion potential with modest additional capital Mining PGM Recycling Smelter Base Metal Refinery 99.95% Purity Sponge Precious Metal Refinery Converter Matte Granulated and Transferred to Refinery By-products NI & CU Removed, Creating PGM-rich Filter Cake Marketed and Sold to Customers Third Party – Johnson Matthey Process flow Advanced PGM recycling operations Produces palladium, platinum and rhodium c.169k PGM1 recycled ounces fed in Q4 2016 Since 2009, recycling volumes have grown consistently Source: Company filings Note: Platinum + Palladium + Rhodium Stillwater Mine Creating a mine-to-market business Providing insight into the secondary market 44 116,000 108,700 151,000 161,000 130,000 154,000 169,000 175,000 169,200 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016

Stillwater financials Source: Company filings Note: 1. Other includes: Losses on trade receivable and inventory purchases, (Gain) / loss on disposal of PP&E, Loss on long-term investments, Impairment of PP&E and non-producing mineral properties, Exploration, Proxy contest, Accelerated equity based compensation for change in control, Reorganization $ in m, unless stated otherwise 2013a 2014a 2015a 2016a 2E mine sales, koz 509 542 507 549 PGM Recycled, koz 542 384 340 401 2E basket price, $/oz 887 934 774 694 AISC, $/PGM oz 813 784 709 622 Total Revenues 1,040 944 726 711 Mine production 479 536 416 405 PGM Recycling 561 402 310 306 Other 0 6 0 0 Total costs of metals sold 841 729 595 574 Mine production 314 333 294 279 PGM Recycling 527 391 301 295 Other 0 5 0 0 Total depletion, depreciation and amortization 59 67 65 74 Mine production 58 66 64 73 PGM Recycling 1 1 1 1 General and administrative 47 35 34 35 Others1 489 14 52 5 Operating income (loss) (397) 98 (20) 24 Net cash provided by operating activities 149 188 110 78 Capital expenditure (129) (120) (107) (89) 45

Stillwater mine Ownership 100% Stillwater Location J-M Reef, Montana Mining Statistics Status: Producing Mine type: Underground Initial production: 1986 2016A PGM production: 327 koz 2015A PGM production: 320 koz 2016A PGM cash cost: $437/oz (-10% y-on-y) 2015 same period: $487/oz Est. mine life: 25+ years Reserves PGM reserves: 10.5 moz (78% Pd) Avg. PGM reserve grade: 19.5 g/t Infra-structure Developed a 6.8 mile/10.9km-long UG segment of J-M Reef Mill and concentrator on site Geology J-M Reef is the world’s highest grade PGM deposit Succession of ultramafic to mafic rocks Royalty1 Franco-Nevada 5% NSR royalty Mouat family 0.35% NSR royalty Asset overview Geographic location Mine site overview Source: Company filings Notes: 1. 1,091 claims subject to 5% NSR payable to Franco Nevada, 147 claims subject to 0.35% NSR payable to Mouat family and 97 claims subject to both royalties. Franco Nevada estimates that their NSR royalty currently covers 80-85% of the Stillwater mine reserves Stillwater Mine Stillwater Mine Stillwater Mine 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Stillwater Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater Mine Stillwater River 46

East Boulder mine Ownership 100% Stillwater Location J-M Reef, Montana Mining Statistics Status: Producing Mine type: Underground Initial production: 2002 2016A PGM production: 218 koz 2015A PGM production: 201 koz 2016A PGM cash cost: $441/oz (-13% y-on-y) 2015 same period: $508/oz Est. mine life: 25+ years Reserves PGM reserves: 10.7 moz (78% Pd) Avg. PGM reserve grade: 13.4 g/t Infra-structure Developed 3.2 mile/5.1km strike extent of J-M Reef Mill and concentrator on site Geology J-M Reef is the world’s highest grade PGM deposit Succession of ultramafic to mafic rocks Royalty1 Franco-Nevada 5% NSR royalty Mouat family 0.35% NSR royalty Asset overview Geographic location Mine site overview Stillwater Mine East Boulder Mine Stillwater Mine 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Stillwater Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater Mine Stillwater River Source: Company filings Notes: 1. 1,091 claims subject to 5% NSR payable to Franco Nevada, 147 claims subject to 0.35% NSR payable to Mouat family and 97 claims subject to both royalties. Franco Nevada estimates that their NSR royalty currently covers 80-85% of the Stillwater mine reserves 47

Blitz project

Sibanye

Asset overview

Ownership	• 100% Stillwater
Location	• Beartooth Mountains, Montana
Mining Statistics	• Status: Development • Mine type: Underground • Est. first production: Early 2018 • Production target: 270 – 330 koz 2E • Total capital spend: $250 million • Capital spend remaining: c.$140 million
Project Update	• Primarily growth production for the first decade • Crew for ore access moved to Blitz in August • Optionality to increase production rate and ramp up • Expected to reduce Stillwater's average AISC • Drilling continues to demonstrate high grades • Project acceleration has potential to maximize NPV • Steady state production by 2021

Source: Company filings

Mine site overview



Meters
2,400m
E 70,000'
2,100m
Blitz Project
E 10,000'
3,000m
Feet
8,000'
Surface
56E 11.5
40593 0.8ft @ 7.14oz/t PGM
40585 9.0ft @ 0.57oz/t PGM
40589 1.2ft @ 1.76oz/t PGM
56E10.4
40546 20.9ft @ 1.70oz/t PGM
40547 14.4ft @ 1.19oz/t PGM
40553 12.3ft @ 1.36oz/t PGM
40552 3.9ft @ 2.49oz/t PGM
40548 8.0ft @ 1.00oz/t PGM
40571 2.4ft @ 2.78oz/t PGM
40553 2.6ft @ 1.40oz/t PGM
40555 4.9ft @ 0.69oz/t PGM
40547 8.4ft @ 0.34oz/t PGM
40554 1.4ft @ 2.06oz/t PGM
40554 3.4ft @ 0.81oz/t PGM
40553 3.5ft @ 0.73oz/t PGM
40553 3.4ft @ 0.71oz/t PGM
56E 10.7
40620 11.9ft @ 1.29oz/t PGM
40619 3.0ft @ 2.23oz/t PGM
40618 6.6ft @ 0.35oz/t PGM
6,000'
56E 10.4
56E 10.7
56E 11.5
1,200m
4,000'
Stillwater Mine
Proven and Probable PGM Reserve Area (2015)
Blitz Project Area
Mineralized Material Outline
Existing Mine Development
TBM Drive
Conventional 56 FWL Drive
Underground Drilling Sample Areas
1,000 feet
300m
V & H Scale
Note: Intervals are Estimated True Widths.

48

Stillwater PGM reserves Source: Company filings Note: 1 Imperial (short tons) converted to metric (long tonnes) Stillwater Mine East Boulder Mine Total Montana Mines Ore Tonnes1 Avg. Grade Cont. Ounces Ore Tonnes Avg. Grade Cont. Ounces Ore Tonnes1 Avg. Grade Cont. Ounces (000's) (g/t) (000's) (000's) (g/t) (000's) (000's) (g/t) (000's) As of December 31, 2016 Proven Reserves 2,905 20.23 1,898 2,518 13.37 1,094 5,423 17.14 2,992 Palladium 15.77 1,481 10.63 856 Platinum 4.46 417 2.74 238 Probable Reserves 13,719 19.54 8,569 22,281 13.37 9,638 36,001 15.77 18,207 Palladium 15.09 6,685 10.63 7,543 Platinum 4.11 1,884 2.74 2,095 Total Proven and Probable Reserves 16,624 19.54 10,467 24,800 13.37 10,732 41,424 15.77 21,199 Palladium 8,166 8,399 Platinum 2,301 2,333 49

Near-term, low-cost growth Gold equivalent production1 (koz) Blitz continues the Sibanye strategy of growth via quality assets with attractive returns Source: Company filings Notes: Au-eq production figures for Rustenburg, Aquarius and Stillwater calculated using 2015 average prices for illustration; Au:$1,159/oz, Pd:$690/oz, Pt:$1,055/oz and Rh:$954/oz 2015 pro-forma production plus Blitz run-rate production expected in 2021-2022 c.200 c.3,021 In addition, Stillwater recycled c.400 koz in 2015A Remaining capex to be spent: c.$140m Stillwater PGM Sibanye Gold Sibanye PGM 2 50 1,220 1,430 1,589 1,536 253 685 347 1,789 2,474 2,821 2,821 2012 2013 2014 2015 Aquarius 2015 Rustenburg 2015 Stillwater 2015 Pro Forma 2015 Blitz c.2021 / 2022 (expected) Pro Forma Blitz

Definitions Stillwater AISC*: All-In Sustaining Costs (Non-GAAP): This non-GAAP financial measure is used as an indicator from period to period of the level of total cash required by the company to maintain and operate the existing mines, including corporate administrative costs and replacement capital. The measure is calculated beginning with costs of metal sold - Mine Production, the Company's most directly comparable GAAP financial measure and adding to it the change in mined inventories, and adjusting for the by-product and recycling income credits, domestic corporate general and administrative costs (excluding any depreciation and general and administrative costs of foreign subsidiaries) and that portion of total capital expenditures associated with sustaining the current level of mining operations. Capital expenditures, however, for Blitz and certain other one-time projects are not included in the calculation. When divided by the total recoverable PGM mined ounces produced in the respective period, All-In Sustaining Costs per PGM Mined Ounce Produced (Non-GAAP) provides an indication of the level of total cash required to maintain and operate the mines per PGM ounce produced in the period. Recoverable PGM ounces from production are an indication of the amount of PGM product extracted through mining in any period. Because the objective of PGM mining activity is to extract PGM material, the all-in cash costs per PGM mined ounce to produce PGM material, administer the business and sustain the operating capacity of the mines is a useful measure for comparing overall extraction efficiency between periods. This measure is affected by the total level of spending in the period and by the grade and volume of mined ore produced. Stillwater Cash costs*: Total Combined Cash Costs (Non-GAAP): This non-GAAP financial measure is calculated as total costs of metals sold - Mine Production adjusted for the change in mined inventories to calculate Total Combined Cash Costs before by-product and recycling income credits, (Non-GAAP). From this calculation, the Company deducts by-product and recycling income credits to arrive at Total Combined Cash Costs, net of by-product and recycling income credits. Total Combined Cash Costs is a measure of extraction efficiency. The Company uses this measure as a comparative indication of the cash costs related to production and processing in its mining operations in any period. When divided by PGM ounces produced in the respective period, Total Combined Cash Costs, net of by-products and recycling income credits (Non-GAAP), measured for each mine or combined, provides an indication of the level of combined cash costs incurred per PGM ounce produced in that period. Stillwater Non-GAAP financial measures For a full description and reconciliation of non-GAAP financial measures to GAAP financial measures, see Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures and the accompanying discussion in the Company's relevant 10Q or 10K results release. EBITDA: EBITDA is earnings before interest, tax, depreciation and amortization, and is calculated as net operating profit before depreciation and amortisation NAV: NAV is the value of the assets minus the value of liabilities Net Debt: Net debt represents borrowings and bank overdraft less cash and cash equivalents Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Borrowings exclude related party loans. *AISC and total cash cost definition sourced from Stillwater company filings 51

Contact James Wellsted james.wellsted@sibanyegold.co.za Tel:+27(0)83 453 4014 52